

November 4, 2016

Via E-mail

Ruba Qashu, Esq.
Libertas Law Group
225 Santa Monica Boulevard
11<sup>th</sup> Floor
Santa Monica, CA 90401

> **Re:   Reed's, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 27, 2016**
> **File No. 001-32501**

Dear Ms. Qashu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

**Preliminary Schedule 14A**

1.  Please revise the cover page and form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2.  Please consider including page numbers throughout your proxy statement.

Cover Letter

3.  We note your disclosure that Mr. Cargile has been recognized as a financial expert by the SEC. Please provide us support for the disclosure. We are not aware that the Commission recognizes individuals as financial experts.

4.    Please revise the fifth bullet point on page 8 to set out each shareholder proposal separately.

5.    Your disclosure indicates that you recently added Target, CVS and Stater Bros. Disclosure whether these additions resulted in your products being placed across the entire chain of each company's stores or on a portion of the chain.

6.    We note you expect to "get back much of the remaining lost shelf space placements…" Please provide support for your statement.

7.    Please tell us the basis for your statement that you will have discretionary authority relating to proposal 2 (page 9). See Rule 14a-4(c).

Questions and Answers

8.    We note that the third proposal is set forth as "whether to approve, on an advisory basis" the executive compensation (page 8). We also note at the bottom of page 8 that there is no required vote that would constitute approval of the proposal. Please reconcile your disclosure here and, as necessary, throughout the proxy statement.

Proposal 1

9.    Please provide support, in the proxy statement or provided to the staff on a supplemental basis, for your disclosure that Mr. Bello "has been credited for building NFL Properties into a sports marketing leader and creating the model by which every major sports league now operates."

10.   Please disclose the effects of the election of the insurgents' slate of director nominees.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions